Exhibit 99.1

November 21, 2024

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process and Proceedings of the meeting

Further to our letter dated October 21, 2024, please find enclosed the Scrutinizer’s Report along with proceedings of the meeting held by way of postal ballot through remote e-voting process for the resolution relating to issue of Bonus equity shares.

The aforesaid resolution has been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

Thanking You.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies

(Management and Administration) Rules, 2014]

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on October 17, 2024, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 1712020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022, 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated October 17, 2024 on October 21, 2024 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA).

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, October 18, 2024.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on Thursday, November 21, 2024 at 05.02 P.M 1ST.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, October 18, 2024.

2.5

Votes cast through electronic means up to 5.00 P.M 1ST of Thursday, November 21, 2024, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-1.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the ordinary resolution mentioned in the Postal Ballot Notice dated October 17, 2024.

Thanking you,

For V SREEDHARAN & ASSOCIATES (Pradeep B Kulkarni) Partner FCS: 7260; CP No. 7835
Address: Plot No. 293, #201, 2nd Floor, 10th Main Road 3rd Block, Jayanagar, Bengaluru-560011

Date: November 21, 2024

Place: Bengaluru

UDIN: F007260F002493051

Peer Review Certificate Number: 5543/ 2024

Annexure I

Wipro. Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through electronic means for the Ordinary resolution mentioned in the Postal Ballot Notice dated October 17, 2024

1.	Issue of Bonus Shares - Ordinary Resolution

	E-Voting
Particulars	No. of members voted through e-voting system	No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)	% of total paid-up equity capital as on cut-off date (i.e., 18/10/2024) (5,23,14,85,782 Equity Shares)
(a) Total e-votes received	7,338	4,69,90,03,359	89.82
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	129	5,17,32,739	0.99
(c) Net valid e-votes (as per register)	7,209	4,64,72,70,620	88.83
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	7,051	4,56,34,76,053	98.20
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	174	8,37,94,567	1.80

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 16 members have voted both in favour and against.

WIPRO LIMITED

PROCEEDINGS OF THE RESOLUTION PASSED BY WAY OF POSTAL BALLOT BY REMOTE E-VOTING PROCESS BY MEMBERS OF THE COMPANY ON NOVEMBER 21, 2024.

At its meeting held on October 17, 2024, the Board of Directors (“Board”) of the Company approved the proposal to conduct a Postal Ballot pursuant to Sections 108, 110 and other applicable provisions, if any, of the Company’s Act 2013, Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, read with other relevant circulars, including General Circular No. 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (“MCA Circulars”) to seek approval of the Members for the following ordinary resolution:

1. Issue of Bonus Shares

The Board appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), Partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot only through the e-voting process in a fair and transparent manner. The e-voting facility to Members was provided through KFin Technologies Limited, the Registrar and Share Transfer Agent. The e-voting period commenced at 9 AM IST on Wednesday, October 23, 2024 and ended at 5 PM IST on Thursday, November 21, 2024. A newspaper advertisement as required under the Companies Act, 2013 was published in Business Standard - all editions and Kannada Prabha (regional newspaper- Kannada Language) newspapers on October 23, 2024.

The Scrutinizer submitted his report on postal ballot by remote e-voting process to the Chairman of the Company on November 21, 2024. Summary of the Scrutinizer’s Report is as under:

1.

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022, 09/2023 dated September 25, 2023 and 09/2024 dated September 19, 2024 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID—19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated October 17, 2024 on October 21, 2024 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA). The notice of postal ballot notice was sent to the members whose name(s) appeared on the Register of Members/list of Beneficial Owners as received from National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, October 18, 2024.

2.	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

1

3.	The votes cast through electronic means were unblocked on Thursday, November 21, 2024, at 5:02 P.M IST.

4.	Votes cast through electronic means were scrutinized and the shareholding was matched/confirmed with the Register of Members of the Company/ list of beneficiaries as on Friday, October 18, 2024.

5.

Votes cast through electronic means up to 5.00 PM IST of Thursday, November 21, 2024 being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

6.

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

7.	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

8.	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

Based on the analysis of valid votes, the Scrutinizer submitted his report dated, November 21, 2024, to the Chairman of the Company.

The details of voting on the ordinary resolution as per the Scrutinizer’s report are as under:

1. Issue of Bonus Shares

“RESOLVED THAT pursuant to the provisions of Section 63 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Foreign Exchange Management Act, 1999 (“FEMA”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and other applicable regulations, rules and guidelines issued by the Securities and Exchange Board of India (“SEBI”) and the Reserve Bank of India (“RBI”) from time to time, the provisions of Article 137 of the Articles of Association of the Company, and pursuant to the recommendation of the Board of Directors of the Company (hereinafter referred to as “the Board”, which expression shall be deemed to include a Committee of Directors or officer(s) of the Company duly authorized in this behalf), and subject to such approvals as may be required in this regard, approval of the Members be and is hereby accorded to the Board for capitalization of such sums standing to the credit of the free reserves and/or the securities premium account and/or capital redemption reserve of the Company, as may be considered necessary by the Board, for the purpose of the issue of bonus equity shares of ₹ 2/- each, credited as fully paid-up equity shares to the holders of the existing equity shares of the Company in consideration of their said holding and whose names appear in the Register of Members maintained by the Company/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL), on such date as may be fixed in this regard by the Board, in the proportion of 1:1 i.e.,1 (One) bonus equity share for every 1 (One) existing fully paid-up equity share held by the Members of the Company.

2

RESOLVED FURTHER THAT consequent to the issue of bonus equity shares, as hereinbefore resolved, in accordance with the relevant provisions of the Memorandum of Association and Articles of Association of the Company and subject to any registration statement to be filed with the Securities and Exchange Commission, USA (SEC), and any other requirement under any law, approval of the Members be and is hereby accorded to the Board for the purpose of issue of stock dividend (Bonus), credited as fully paid-up American Depositary Shares (ADS) to the holders of the existing ADS of the Company in consideration of their said holding and whose names appear on such date as may be fixed in this regard by the Board, in the proportion of 1:1 i.e., 1 (One) ADS for every 1 (One) existing ADS held by the ADS holders of the Company.

RESOLVED FURTHER THAT the bonus equity shares/stock dividend [on American Depositary Shares (ADS)] so allotted shall rank pari passu in all respects with the fully-paid up equity shares/ADS of the Company as existing on such date as may be fixed in this regard by the Board.

RESOLVED FURTHER THAT the issue and allotment of the bonus equity shares/ stock dividend [on American Depositary Shares (ADS)] to Non-Resident Members, Foreign Portfolio Investors / Foreign Institutional Investors and other Foreign Investors, shall be subject to the approval, if any, of RBI under the FEMA or any other regulatory authority, as may be necessary.

RESOLVED FURTHER THAT the Board be and is hereby authorized to make appropriate adjustments necessary for the issue of bonus equity shares/stock dividend (on ADS) as aforesaid, to the stock options and Restricted Stock Units (RSUs), Performance Stock Units (PSUs) which have been granted (whether vested or not) to employees of the Company/subsidiaries under ADS Restricted Stock Unit Plan 2004, Wipro Restricted Stock Unit Plan 2005, Wipro Restricted Stock Unit Plan 2007 and Wipro Limited Employee Stock Options, Performance Stock Unit and/ Restricted Stock Unit Scheme 2024 pursuant to the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and any amendments thereto from time to time, such that the number of stock options/RSUs/PSUs which are available for granting and those already granted but not exercised as on the record date shall be appropriately adjusted.

RESOLVED FURTHER THAT in accordance with the ICDR Regulations, the new equity shares to be allotted pursuant to the bonus issue shall be allotted in dematerialised form only and shall be credited to the respective beneficiary accounts of the members with their respective Depository Participant(s). With respect to the members holding equity shares in physical form, the Company shall credit the bonus equity shares to a new demat suspense account or to a demat account in the name of a trustee of a trust to be settled by the Company to hold these shares till they are credited to the beneficiary accounts of the respective members holding equity shares in physical form.

3

RESOLVED FURTHER THAT for the purposes of giving effect to the bonus issue of equity shares and ADS as resolved hereinbefore, the issuance of equity shares and/or ADS or instruments or securities representing the same, the Board and other designated officers of the Company be and are hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, to resolve all such issues, questions, difficulties or doubts whatsoever that may arise in this regard including without limitation, filing a registration statement, if any, and other documents with the SEC and/or the SEBI, listing the additional equity shares and/or ADS on BSE Limited, National Stock Exchange of India Limited and New York Stock Exchange (NYSE) as the case may be, amending, if necessary, the relevant sections of the agreement entered into between the Company, JP Morgan Chase Bank, N.A., New York (the depositary to the Company’s ADS) and the American Depositary Receipt Holders (‘the Depositary Agreement’) in connection with the Company’s ADS offering, listing on NYSE, and entering into of any depositary arrangements in regard to any such bonus as it may in its absolute discretion deem fit.”

Result of voting through Postal Ballot by remote e-voting was as follows:

	E-Voting		% of total paid-up
Particulars	No. of member voted through e-voting system	No. of votes cast (Equity Shares of Rs. 2/- each)	equity capital as on cut-off date (i.e., 18/10/2024) 5,23,14,85,782 Equity Shares)
e-votes with assent for the Resolution as a percentage of net valid shares polled	7,051	4,56,34,76,053	98.20
e-votes with dissent for the Resolution as a percentage of net valid shares polled	174	8,37,94,567	1.80

The Chairman noted the results of voting as stated above and it was declared and recorded that the ordinary resolution as set out in the Notice of Postal Ballot dated October 17, 2024 were duly passed by the Members on Thursday, November 21, 2024 with requisite majority.

Thanking You

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

4